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FILE NO. 82-4475

August 5, 2002

By Hand
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: AO Mosenergo - Rule 12g3-2(b)

Ladies and Gentlemen:

In connection with the AO Mosenergo's exemption pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find enclosed an English language translation of:

(i) the Information on a Material Fact (Event, Action) Affecting the Issuer's Finances and Business as of March 1, 2001,

(ii) the Information on Resolutions Adopted at an Annual General Meeting of Shareholders of Open Joint Stock Company Mosenergo as of May 18, 2001,

(iii) the Information on a Material Fact (Event, Action) Affecting the Issuer's Finances and Business as of August 31, 2001,

(iv) the Information on a Material Fact (Event, Action) Affecting the Issuer's Finances and Business as of September 10, 2001,

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(v) the Information on a Material Fact (Event, Action) Affecting the Issuer's Finances and Business as of November 26, 2001,

(vi) the Information on a Material Fact (Event, Action) Affecting the Issuer's Finances and Business as of December 29, 2001,

(vii) the Information on Material Fact (Event, Action) Affecting the Issuer's Finances and Business as of February 18, 2002, and

(viii) the Information on a Material Fact (Event, Action) Affecting the Issuer's Finances and Business as of February 22, 2002.

These documents are being furnished pursuant to paragraph (b) (1) (i) of the Rule with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at (7-501) 797 46 00 if you have any comments or questions regarding the enclosures. Please have the enclosed copy of this letter date stamped and returned to our waiting messenger.

Very truly yours,

Alexei V. Kiyashko

Alexei V. Kiyashko

Enclosure

cc: Natalia A. Khokholkova
(AO MOSENERGO)

File No. 82-4475

02 AUG -5

[UNOFFICIAL TRANSLATION FROM RUSSIAN]

Federal Securities Market Commission
of Russia
9 Leninsky Prospect
B-49 Moscow, 117939 GSP-1

Information On A Material Fact (Event, Action) Affecting The Issuer's Finances And Business

Open Joint Stock Company for Energy and Electrification Mosenergo

Information on resolutions adopted by the Board of Directors

Full official name of the issuer: Open Joint Stock Company for Energy and Electrification Mosenergo
Location: 8 Raushskaya Naberezhnaya, 113035 Moscow
Code of the fact (event, action): 1300085A01032001
Date of the meeting of the board of directors which adopted the respective resolution: March 1, 2001
Full wording of the adopted resolution in accordance with the minutes of the meeting of the board of directors:

- To determine the date of the annual general meeting of shareholders of the Company: May 18, 2001
- To determine the place of the annual general meeting of shareholders of the Company: House of Culture of Power Engineers, 3 Ulitsa Lenina, Dzerzhinsky, the Moscow Region
- To determine the time of the annual general meeting of shareholders of the Company: 10:00 a.m.
- To determine the time of registration of shareholders (proxies): from 9:00 a.m. through 9:45 a.m.
- To determine the date as of which the list of shareholders entitled to participate in the annual general meeting of shareholders of the Company shall be completed: April 3, 2001
- To determine the date as of which the list of shareholders and nominal shareholders entitled to receive dividends shall be completed: April 3, 2001

Quorum present at the meeting and the results of voting on the adopted resolutions: 9 out of 13 members of the Board of Directors were present at the meeting. All resolutions were adopted unanimously.

Member of the Management Board, First Deputy General Director for Corporate Policies and Property Management	/s/	V.P. Cherny

Published in 2001 in Supplement No. 27 (340) to the *Bulletin* (*Vestnik)* of the Federal Securities Market Commission of Russia

[UNOFFICIAL TRANSLATION FROM RUSSIAN]

Open Joint Stock Company for Energy and Electrification Mosenergo

8 Raushskaya Naberezhnaya, 113035 Moscow

Information on resolutions adopted at an annual general meeting of shareholders of Open Joint Stock Company Mosenergo

1. **Code of the notice**: 1200085A18052001

2. **Type of the general meeting**: annual

3. **Form of the general meeting**: joint presence of shareholders (proxies)

4. **Place and date of the general meeting**: House of Culture of Power Engineers, 3 Ulitsa Lenina, Dzerzhinsky, the Moscow Region, May 18, 2001

5. **Quorum present at the general meeting**: 5,094 ballots controlling 24,532,138,136 votes, or 86.78% of total votes owned by shareholders entitled to participate in the general meeting of shareholders, were counted in the quorum and the results of voting. Therefore, the meeting has the quorum required to adopt each resolution set forth in the agenda thereof and is valid in accordance with the Charter of AO MOSENERGO.

6. **Items put to a vote and the results of voting on such items**:

    1. Approval of members of the counting commission.

       99.68% of all votes cast were "FOR" the resolution.

    2. On the approval of the annual report of the Company for the year of 2000, the balance sheet and the profit and loss statement of the Company.

       99.78% of votes were cast "FOR" the resolution.

    3. On the distribution of the profits and losses of the Company.

       99.65% of all votes cast were "FOR" the resolution.

    4. On the payment by the Company of annual dividends, on the amount, form and time of dividend payment.

       99.82% of all votes cast were "FOR" the resolution.

5. On the election of members of the Board of Directors of the Company:

The results of secret vote were as follows:

A.A. Vagner	6.57%
I.T. Goryunov	6.78%
V.G. Zavadnikov	6.64%
A.N. Karev	6.53%
A.Ya. Kopsov	6.84%
P.A. Yefanov	6.45%
V.V. Kuzmin	6.38%
I.N. Muravyov	6.59%
B.V. Nikolsky	10.68%
A.N. Remezov	8.17%
V.I. Reshetov	6.58%
N.I. Serebryanikov	6.53%
P.S. Smirnov	6.56%
A.A. Chabak	8.7%

Those nominees who have obtained more votes are deemed to be elected as members of the Board of Directors of the Company.

6. On the election of members of the Audit Commission of the Company.

The following nominees were included in the list for voting: I.I. Abdrashitov, A.V. Bolshakov, T.V. Zhelobitskaya, D.N. Nikitin, S.B. Sidorov, G.F. Shevchenko.

The votes of members of the Board of Directors and the Management Board of AO MOSENERGO were not counted.

Out of valid ballots, 99.60% of votes were "FOR" the resolution.

7. On canceling the Regulations of the Board of Directors of AO Mosenergo adopted at a general meeting of shareholders on April 22, 1996 (as amended).

98.75% of all votes cast were "FOR" the resolution.

8. On amendments and supplements to the Regulations of the Audit Commission of AO Mosenergo.

99.53% of all votes cast were "FOR" the resolution.

9. On approval of the Regulations of Remunerations and Compensations Payable to Members of the Board of Directors.

   95.68% of all votes cast were "FOR" the resolution.

10. On approval of the Regulations of Remunerations and Compensations Payable to Members of the Audit Commission and on payment of remunerations and compensations for 2000.

    95.77% of all votes cast were "FOR" the resolution.

11. On amendments and supplements to the Charter of the Company

    Only valid ballots were counted. The results of voting were as follows:

    1. Amendments and supplements to Section 5 of the Charter of AO MOSENERGO

       99.57% of all votes cast were "FOR" the resolution.

    2. Amendments and supplements to Section 11 and Section 12 of the Charter of AO MOSENERGO

       99.61% of all votes cast were "FOR" the resolution.

    3. Amendments and supplements to Section 13 of the Charter of AO MOSENERGO

       99.62% of all votes cast were "FOR" the resolution.

12. On approval of the Auditor of the Company.

    Only valid ballots were counted. The results of voting were as follows:

    ZAO Vneshaudit: 36.31% of votes
    OOO Top-Audit: 59.84% of votes

    In accordance with the results of voting, OOO Top-Audit was appointed as the Auditor of AO MOSENERGO for the forthcoming period.

Full wording of the resolutions adopted at the general meeting:

On Item 1: To establish the counting commission of the annual general meeting of shareholders of the Company consisting of the nominated members.

On Item 2: To approve the annual report of the Company for the year of 2000, the balance sheet and the profit and loss statement of the Company.

On Item 3: To approve the distribution of profits and losses of the Company for the year of 2000 as follows:

Retained profit (loss) of the reporting period:		RUR	1,440,204,000
including:	the Reserve Fund:	RUR	72,010,000
	the Accumulation Fund:	RUR	790,452,000
	the Consumption Fund:	RUR	577,742,000
	including: dividends:	RUR	216,820,000

On Item 4: To pay in cash dividends on common shares of AO MOSENERGO based on the results of the year of 2000 equal to RUR 0.007667 on each common share of AO MOSENERGO not later than August 15, 2001

On Item 5: In accordance with the results of secret voting, the following persons were elected as members of the Board of Directors of AO MOSENERGO: A.A. Vagner, I.T. Goryunov, V.G. Zavadnikov, A.N. Karev, A.Ya. Kopsov, P.A. Yefanov, I.N. Muravyov, B.V. Nikolsky, A.N. Remezov, V.I. Reshetov, N.I. Serebryanikov, P.S. Smirnov, A.A. Chabak.

On Item 6: In accordance with the results of voting, the following persons were elected as members of the Audit Commission of AO MOSENERGO: I.I. Abdrashitov, A.V. Bolshakov, T.V. Zhelobitskaya, D.N. Nikitin, S.B. Sidorov, G.F. Shevchenko.

On Item 7: To cancel the resolution of the general meeting of shareholders held on April 22, 1996 on the approval of Regulations of the Board of Directors of AO Mosenergo (as amended).

On Item 8: To approve the amendments and supplements to the Regulations of the Audit Commission of AO Mosenergo.

On Item 9: To approve the Regulations of Remunerations and Compensations Payable to Members of the Board of Directors.

On Item 10: To approve the Regulations of Remunerations and Compensations Payable to Members of the Audit Commission and to pay the remunerations and compensations for the year of 2000.

On Item 11: To amend and supplement Section 5 of the Charter of AO MOSENERGO

The wording of the amendments to be made to the Charter:

Current version	Proposed version
Holders of preferred shares may not vote at a meeting of shareholders, unless amendments or supplements to this Charter to be adopted provide for reorganization or liquidation of the Company or change of the amount of dividends payable on preferred shares	Holders of preferred shares may not vote at a meeting of shareholders, except on resolutions on reorganization or liquidation of the Company or amendments and supplements to the Charter of the Company which restrict the rights of holders of such class of preferred shares, including the change of the amount of dividends payable on preferred shares

To amend and supplement Section 11 and Section 12 of the Charter of AO MOSENERGO.
To amend and supplement Section 13 of the Charter of AO MOSENERGO.

On Item 12: To approve the accounting firm OOO Top-Audit as the independent external auditor of the Company for the forthcoming period.

Member of the Management Board, /s/ V.P. Cherny
First Deputy General Director
for Corporate Policies
and Property Management

Published in 2001 in Supplement No. 43 (356) to the *Bulletin* (*Vestnik)* of the Federal Securities Market Commission of Russia

[UNOFFICIAL TRANSLATION FROM RUSSIAN]

Federal Securities Market Commission
of Russia
9 Leninsky Prospect
Moscow

Information On A Material Fact (Event, Action) Affecting The Issuer's Finances And Business

Open Joint Stock Company for Energy and Electrification Mosenergo

Information on resolutions adopted at an extraordinary general meeting of shareholders of Open Joint Stock Company Mosenergo

Full official name of the issuer: Open Joint Stock Company for Energy and Electrification Mosenergo
Location: 8 Raushskaya Naberezhnaya, 113035 Moscow
Code of the fact (event, action): 1200085A10092001
Type of the general meeting: extraordinary
Place and date of the general meeting: 8 Raushskaya Naberezhnaya, Moscow, August 31, 2001
Quorum present at the general meeting: 4 ballots received from shareholders of AO MOSENERGO or proxies owning 14,379,210,692 votes, or 50.87% of total votes owned by shareholders of AO MOSENERGO, were counted in the quorum and the results of voting. The quorum is present.

Items put to a vote and the results of voting on such items:

1. On early termination of the General Director of the Company

14,379,210,692 votes, or 100%, were cast "FOR" the resolution.

2. On the election of the General Director of the Company.

0 votes, or 0%, were cast "FOR" the election of G.V. Berezkin as the General Director of the Company.

0 votes, or 0%, were cast "FOR" the election of A.A. Vagner as the General Director of the Company.

40,000 votes, or 0.0003%, were cast "FOR" the election of A.V. Yevstafyev as the General Director of the Company.

4,692 votes, or 0.00003%, were cast "FOR" the election of Yu.I. Trofimov as the General Director of the Company.

0 votes, or 0%, were cast "AGAINST" all nominees.

14,379,166,000 votes, or 99.9997%, ABSTAINED.

Full wording of the resolutions adopted at the general meeting:

On Item 1: To terminate A.N. Remezov as the General Director of the Company.

On Item 2: No resolution on Item 2 on the agenda of the extraordinary general meeting of shareholders is deemed to be adopted.

Deputy General Director for Economics /s/ V.L. Nazin

Published on October 17, 2001 in Supplement No. 81 (394) to the *Bulletin* (*Vestnik)* of the Federal Securities Market Commission of Russia

[UNOFFICIAL TRANSLATION FROM RUSSIAN]

Federal Securities Market Commission
of Russia
9 Leninsky Prospect
Moscow

Information On A Material Fact (Event, Action) Affecting The Issuer's Finances And Business

Open Joint Stock Company for Energy and Electrification Mosenergo

Information on changes in the list of members of management bodies of Open Joint Stock Company Mosenergo

Full official name of the issuer: Open Joint Stock Company for Energy and Electrification Mosenergo
Location: 8 Raushskaya Naberezhnaya, 113035 Moscow
Code of the fact (event, action): 0100085A20092001
The management body which has changed: General Director, the individual executive body
First name, patronymic and last name of the elected (appointed) member of the management body of the issuer:
Arkady Vyacheslavovich Yevstafyev was appointed as Acting General Director
First name, patronymic and last name of the terminated member:
Alexander Nikolayevich Remezov
The authorized body of the company which adopted the resolution on the grounds of which such changes were made, and the date of such resolution:
The resolution on the early termination of A.N. Remezov as the General Director of the Company was adopted at an extraordinary general meeting of shareholders.
Date of the resolution: September 10, 2001.
The Board of Directors of AO MOSENERGO appointed A.V. Yevstafyev as Acting General Director.
Date of the resolution: September 20, 2001.
The date of the changes: A.N. Remezov was terminated as the General Director of the Company by a resolution of an extraordinary general meeting of shareholders on September 10, 2001.
A.V. Yevstafyev was appointed as Acting General Director by the Board of Directors of AO MOSENERGO on September 20, 2001.

Deputy General Director for Economics /s/ V.L. Nazin

Published on October 17, 2001 in Supplement No. 81 (394) to the *Bulletin (Vestnik)* of the Federal Securities Market Commission of Russia

[UNOFFICIAL TRANSLATION FROM RUSSIAN]

Federal Securities Market Commission
of Russia
9 Leninsky Prospect
Moscow

Information On A Material Fact (Event, Action) Affecting The Issuer's Finances And Business

Open Joint Stock Company for Energy and Electrification Mosenergo

Information on changes in the list of members of management bodies of Open Joint Stock Company Mosenergo

Full official name of the issuer: Open Joint Stock Company for Energy and Electrification Mosenergo
Location: 8 Raushskaya Naberezhnaya, 113035 Moscow
Code of the fact (event, action): 0100085A26112001
The management body which has changed: the Management Board
First name, patronymic and last name of the elected member of the management body of the issuer:
Alexey Vladimirovich Matveyev
Inna Nikolayevna Tskhovrebova
Tatiana Petrovna Dronova
First name, patronymic and last name of the terminated member:
Alexander Nikolayevich Remezov
Vladislav Pavlovich Cherny
Anatoly Vladimirovich Pasko
The authorized body of the company which adopted the resolution on the grounds of which such changes were made, and the date of such resolution: the Board of Directors of AO MOSENERGO, date of the resolution: November 26, 2001.
Date of the changes: November 26, 2001.

First Deputy General Director /s/ A.V. Matveyev
for Corporate Policies
and Property Management

Published on December 21, 2001 in Supplement No. 98 (411) to the *Bulletin* (*Vestnik)* of the Federal Securities Market Commission of Russia

[UNOFFICIAL TRANSLATION FROM RUSSIAN]

Federal Securities Market Commission
of Russia
9 Leninsky Prospect
Moscow

Information On A Material Fact (Event, Action) Affecting The Issuer's Finances And Business

Open Joint Stock Company for Energy and Electrification Mosenergo
Location: 8 Raushskaya Naberezhnaya, 113035 Moscow
Code of the issuer: 00085-A

Date of the fact (event, action): December 29, 2001
Code of the fact (event, action): 1400085A29122001
Class, category (type) and form of securities: interest-bearing registered bond
Registration No.: 4-10-00085-A
Nominal value: 200,000,000 United States Dollars
Circulation period: opening date: October 9, 1997, closing date: October 9, 2002
Nominal value of the bond in circulation as of the date of redemption: 155,242,000 United States Dollars
Grounds for the redemption: partial early repayment of the eurobond loan Mosenergo Finance B.V., a subsidiary of AO Mosenergo, made an early redemption of a portion of eurobonds issued and offered outside of the Russian Federation, which triggered the reduction of the principal which AO MOSENERGO shall repay on the maturity date of the bond issued by AO MOSENERGO pursuant to the laws of the Russian Federation.
Circulation period of the redeemed bonds: opening date: October 1997, closing date: December 2001
Volume of the redeemed bonds: 4,400,000 United States Dollars
Beginning and closing dates of the early redemption of the eurobonds: December 29, 2001
Volume of bonds remaining in circulation: 150,842,000 United States Dollars.

Deputy General Director for Economics /s/ V.L. Nazin

Published on January 30, 2002 in Supplement No. 8 (421) to the *Bulletin (Vestnik)* of the Federal Securities Market Commission of Russia

[UNOFFICIAL TRANSLATION FROM RUSSIAN]

Federal Securities Market Commission
of Russia
9 Leninsky Prospect
Moscow

Information On A Material Fact (Event, Action) Affecting The Issuer's Finances And Business

Open Joint Stock Company for Energy and Electrification Mosenergo

Information on closing dates of the register

Full official name of the issuer: Open Joint Stock Company for Energy and Electrification Mosenergo
Location: 8 Raushskaya Naberezhnaya, 113035 Moscow
Code of the fact (event, action): 1500085A18022002
Date of the resolution of the issuer on the date as of which the list of securityholders (shareholders) will be completed: February 18, 2002
Date when the list of shareholders entitled to participate in the annual general meeting of shareholders and to receive dividends based on the Company's results in 2001 will be completed: April 12, 2002.

Deputy General Director for Economics /s/ V.L. Nazin

Published on March 27, 2002 in Supplement No. 23 (436) to the *Bulletin* (*Vestnik)* of the Federal Securities Market Commission of Russia

[UNOFFICIAL TRANSLATION FROM RUSSIAN]

Federal Securities Market Commission
of Russia
9 Leninsky Prospect
Moscow

Information On A Material Fact (Event, Action) Affecting The Issuer's Finances And Business

Open Joint Stock Company for Energy and Electrification Mosenergo

Information on the redemption of the issuer's securities

Full official name of the issuer: Open Joint Stock Company for Energy and Electrification Mosenergo
Location: 8 Raushskaya Naberezhnaya, 113035 Moscow
Code of the issuer: 00085-A
Date of the fact: February 22, 2002
Code of the fact (event, action): 1400085A22022002
Class, category (type) and form of securities: interest-bearing registered bond
Registration No.: 4-10-00085-A
Nominal value: 200,000,000 United States Dollars
Circulation period: opening date: October 9, 1997, closing date: October 9, 2002
Nominal value of the bond in circulation as of the date of redemption: 150,842,000 United States Dollars
Grounds for the redemption: partial early repayment of the eurobond loan Mosenergo Finance B.V., a subsidiary of AO Mosenergo, made an early redemption of a portion of eurobonds issued and offered outside of the Russian Federation, which triggered the reduction of the principal which AO MOSENERGO shall repay on the maturity date of the bond issued by AO MOSENERGO pursuant to the laws of the Russian Federation.
Circulation period of the redeemed bonds: opening date: October 1997, closing date: February 2002
Volume of the redeemed bonds: 40,872,000 United States Dollars
Beginning and closing dates of the early redemption of the eurobonds: February 22, 2002
Volume of bonds remaining in circulation: 109,970,000 United States Dollars.

Deputy General Director for Economics /s/ V.L. Nazin

Published on March 27, 2002 in Supplement No. 23 (436) to the *Bulletin (Vestnik)* of the Federal Securities Market Commission of Russia